May 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Officer of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karl Hiller

Re:	Forward Air Corporation

Form 10-K for the Fiscal Year ended December 31, 2020

Filed March 1, 2021

File No. 000-22490

Dear Mr. Hiller:

On behalf of Forward Air Corporation (the “Company”), reference is made to the letter dated April 15, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the Commission on March 1, 2021 (the “2020 10-K”).

For the Staff’s convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto. Terms used but not otherwise defined herein have the meanings ascribed to such terms in the 2020 10-K. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

Form 10-K for the Fiscal Year ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Expedited Freight Operating Statistics, page 34

1.

We note that you identify certain equipment on page 10, including owned and leased tractors, straight trucks, and trailers; and that within you discussion and analysis, you have many references to changes in utilization as it pertains to Leased Capacity Providers, Company-employed drivers, and third-party transportation providers.

Please expand your disclosures to include a summary of the utilization of your equipment, in terms of being deployed or idle, for each period to comply with Instruction 1 to Item 102 of Regulation S-K. Given the economic implications that are apparent in your disclosures, it would also be helpful to include a tabulation showing the relative utilization of Leased Capacity Providers, Company-employed drivers, and third party transportation providers, with regard to Total pounds and Total shipments each period.

Response: The Company respectfully acknowledges the Staff’s comment relating to the utilization of its owned and leased equipment. The Company supplementally advises the Staff that it moves customers’ freight from specific origins to specific destinations through an asset-light business model, which means the Company provides this service to its customers primarily with power equipment (i.e., tractors and straight trucks) owned by third parties and not owned by the Company.

GREENBERG TRAURIG, P.A. ● ATTORNEYS AT LAW ● WWW.GTLAW.COM

401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301 ● Tel: 954.765.0500 ● Fax 954.765.1477

May 21, 2021

The majority (i.e., 97%) of tractors and straight trucks utilized in the Company’s business are owned by Leased Capacity Providers (i.e., independent contractor owner-operators or independent contractor fleets) or third-party transportation providers. The number of tractors and straight trucks owned or directly leased by the Company is relatively small (i.e., 3%) (collectively “Owned Power Equipment”), and this Owned Power Equipment is generally fully utilized primarily in providing its LTL and truckload services within its Expedited Freight segment. Therefore, the Company does not believe the utilization rates for this small number of Owned Power Equipment is meaningful to investors.

The Company does own or directly lease the vast majority of the trailers utilized in its operations (the “Trailers”). Almost all of the Company’s service providers (i.e., Leased Capacity Providers, third-party transportation companies and Company-employed drivers) use the Company’s Trailers in the provision of their services. Therefore, the Trailers are generally fully utilized, primarily in providing its LTL and truckload services within its Expedited Freight segment. In future filings, the Company will include the above discussion to better describe the use of its Owned Power Equipment and Trailers pursuant to Instruction 1 to Item 102 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment relating to the use of Leased Capacity Providers, Company-employed drivers or third-party transportation providers and supplementally advises the Staff that, with respect to its LTL and truckload services, the Company does not place significant emphasis strictly on the category of service provider but rather, more appropriately considers the utilization of equipment by the respective service provider that is either (i) being operated under the Company’s regulatory licenses whether by Company drivers (in the Company’s owned or directly leased equipment) or Leased Capacity Providers (that utilize their own equipment) at a lower cost or (ii) being operated under the regulatory licenses of third parties by drivers employed or retained by such third parties at a higher cost. As such, in future filings, the Company will disclose the ratio of miles driven under its regulatory licenses authority to miles driven by third-party transportation providers under their own regulatory authority in connection with providing its LTL and truckload services. The Company believes that miles driven is a more appropriate metric in understanding the impact of utilization than Total pounds and Total shipments as the cost related to purchased transportation is directly based on miles driven. For reference, of the total miles driven for the year ended December 31, 2020, approximately 72.3% were driven under the Company’s regulatory licenses and approximately 27.7% were driven by third-party transportation providers.

2.

We note your disclosure of “Network gross margin” on pages 34 and 44, and in the narrative on page 46, indicating improvement during 2019 was attributable to “increased utilization of Leased Capacity Providers and Company-employed drivers and contributions from FSA.” However, you describe the measure as “Network revenue less Network purchased transportation as a percentage of Network revenue.”

If Network purchased transportation is a subset of the purchased transportation expense, provide us with a disaggregation of this account for each period and explain how each component is distinguished from the other components.

Tell us the reasons for the decline in Network gross margin for 2020 and how the explanation provided for 2019 accounts for the improvement that you intended to address for each reason identified. Also explain how the percentages (i) reconcile to the figures inyour tabulation, and (ii) reflect all costs of the network revenues, as would be reported in accordance with GAAP, if this is your view.

GREENBERG TRAURIG, P.A. ● ATTORNEYS AT LAW ● WWW.GTLAW.COM

401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301 ● Tel: 954.765.0500 ● Fax 954.765.1477

May 21, 2021

However, if you have utilized incomplete cost measures in calculating these percentages, you should also present gross margin for the network activity in accordance with GAAP and provide the other disclosures required by Item 10(e) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comments with regards to “Network gross margin” and related disclosures.

The Company supplementally advises the Staff that the Company’s intention was to provide the “Network gross margin” operating statistic on a transitionary basis in order to provide investors with continued visibility into the impact of changes in purchased transportation expense as a percentage of operating revenues in the Company’s prior Expedited LTL reportable segment. As a result of a change in leadership and implementation of a new strategy, in the fourth quarter of 2019, the Company changed the reportable segments. The prior Expedited LTL and TLS segments were consolidated into the Expedited Freight reportable segment. Now that operations are more fully integrated under the Expedited Freight reportable segment, the Company believes that “Network gross margin” is no longer a meaningful operating statistic in the context of Expedited Freight and that the performance of the Expedited Freight segment should be based on Expedited Freight’s income from operations as a percentage of Expedited Freight operating revenues. As such, the Company will no longer provide “Network gross margin” in its disclosures.

The Company supplementally advises the Staff that, as disclosed in the Company’s filings and specifically in footnote 5 to the table included on page 34 of the 2020 10-K, “Network gross margin” represents Network revenue less Network purchased transportation as a percentage of Network revenue. As defined in footnote 5, “Network gross margin” does not reflect all the costs of Network revenues in order to be reported as gross margin in accordance with GAAP. Other costs associated with the calculation of gross margin were excluded because the Company’s intention, notwithstanding the term used, was not to provide an alternative non-GAAP gross margin metric, but rather an operating statistic that provides insight into the movement of purchased transportation as percentage of operating revenues for the Network, as indicated in footnote 5. As noted above, the Company will no longer provide “Network gross margin” as an operating statistic in its future filings.

With respect to the decline in Network gross margin for 2020, the Company supplementally advises the Staff that the decline resulted from increased utilization of third-party transportation providers, which are generally more costly than Leased Capacity Providers. With respect to the explanation about the improvements in income from operations for 2019, the Company supplementally advises the Staff that a more comprehensive explanation would be the favorable change in “purchased transportation expense”, rather than “Network gross margin”, as a percentage of operating revenues for the Expedited Freight segment. As indicated above and consistent with our explanation for the change in income from operations for 2020, in future filings the Company will, if a key driver, refer to changes in purchased transportation for the segment and, if material, to changes within a particular service within the segment. As the Company noted in its response to Comment 3 below, the Company erroneously made reference to company-employed drivers as being included in purchased transportation costs. In fact, the Company’s purchased transportation expense includes only the cost associated with Leased Capacity Providers and third-party transportation providers and not those related to the Company’s fleet of owned or directly leased equipment.

GREENBERG TRAURIG, P.A. ● ATTORNEYS AT LAW ● WWW.GTLAW.COM

401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301 ● Tel: 954.765.0500 ● Fax 954.765.1477

May 21, 2021

3.

We note your disclosure on page 6 stating “Of the $583.5 million incurred for Expedited Freight’s transportation during 2020, we purchased 44% from the Leased Capacity Providers of our licensed motor carrier, 35% from our company fleet and 21% from other surface transportation providers.” However, on page 32, you state “Purchased transportation includes Leased Capacity Providers and third-party carriers, while Company-employed drivers are included in salaries, wages and employee benefits.”

Please describe for us the accounting that appears in your financial statements for expenses reported as purchased transportation pertaining to the company fleet, including the manner by which those amounts have been derived and the reasons you believe these are properly characterized as purchased transportation.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that purchased transportation expense, as it appears in the Company financial statements, is incurred from the delivery of a shipment and the completion of related services by Leased Capacity Providers or third-party transportation providers. The 35 percent of purchased transportation from “company fleet” that is referenced on page 4 of the 2020 10-K refers to transportation services provided by “third-party cartage agents” which represent third party carriers that provide the Company with transportation services related to local pick-up and delivery. In future filings, for this specific disclosure on page 6 of the 2020 10-K, the Company will correctly describe the components of purchased transportation.

Financial Statements

Note 11 – Segment Reporting, Page F-40

4.

We note that you have recast prior year segment disclosures to remove the Pool Distribution segment, and that you are reporting the corresponding assets and liabilities as discontinued operations as of December 31, 2020. However, we see that you have a column for “Eliminations and Other” which includes significant reconciling amounts for which you provide no explanation; and the consolidated total asset amounts on page F-41 do not agree with the consolidated totals on page F-6.

Please revise your disclosures to resolve the total asset discrepancies and to include reconciliation details as required by FASB ASC 280-10-50-31. Please ensure that such details are distinguished from any activities that are properly combined and reported apart from your reportable segments in accordance with FASB ASC 280-10-50-15.

Also tell us the extent to which the $115.6 million in assets attributed to the Pool Distribution segment were re-allocated to other segments in recasting your segment disclosures as of December 31, 2019, and how that amount reconciles to the $91.7 million in current and noncurrent assets held for sale as reported on page F-18.

Response: The Company acknowledges the Staff’s comment regarding the required reconciliations and supplementally advises the Staff that, as discussed in Note 1, Operations and Summary of Significant Accounting Policies, in the 2020 10-K, in April 2020, the Company’s Board of Directors approved a strategy to divest of the Pool Distribution business. As a result, the results of operations for the Pool Distribution business were presented as a discontinued operation on the Consolidated Statements of Comprehensive Income, and the assets were reflected as “Assets held for sale” on the Consolidated Balance Sheets for all periods presented. Given the

GREENBERG TRAURIG, P.A. ● ATTORNEYS AT LAW ● WWW.GTLAW.COM

401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301 ● Tel: 954.765.0500 ● Fax 954.765.1477

May 21, 2021

change in the Pool Distribution business, the Company understands the requirement to reconcile the reportable segments’ assets to the consolidated total assets and, in future filings, will include the required disclosure, starting with the Form 10-Q for the quarter ended June 30, 2021. For reference, Exhibit A includes the reconciliation of the reportable segments’ assets to the consolidated total assets for the years ended December 31, 2020 and 2019.

Additionally, the Company respectfully acknowledges the Staff’s comment regarding the amounts in the “Eliminations and Other” column and supplementally advises the Staff the amounts included in the “Eliminations and Other” column include both intercompany eliminations and corporate amounts that are not attributable to any of the Company’s reportable segments. In future filings, the Company will include an explanation that Corporate includes revenue and expenses as well as assets that are not attributable to its reportable segments and will separately disclose the amounts that relate to eliminations, starting with the Form 10-Q for the quarter ended June 30, 2021. For reference, Exhibit A includes the revised disclosure of the amounts in the “Eliminations and Other” column for the years ended December 31, 2020 and 2019.

The Company further supplementally advises the Staff that as part of recasting the segment disclosures as of December 31, 2019 for a discontinued operation, the Company re-allocated approximately $4.0 million of assets from the Pool Distribution segment to the Expedited Freight segment. In addition, the Company supplementally advises that the total assets of the Pool Distribution segment as of December 31, 2019, prior to the recast of the segment disclosures for a discontinued operation, were inclusive of an approximately $19.9 million intercompany receivable from the Parent. In the period that the Pool Distribution business met the held for sale and discontinued operation criteria, the intercompany receivable from the Parent was not included in assets held for sale based on the intention that a settlement would not occur at the time of sale.

5.

Given the information regarding concentration of sales and major customers on pages 7 and 17, it appears that you should disclose the amounts of revenue associated with each major customer for each period to comply with FASB ASC 280-10-55-42.

Response: The Company acknowledges the Staff’s comment regarding the disclosure of the concentration of major customers. For the year ended December 31, 2020, the Company recognized revenue of approximately $138.7 million from one customer, which accounted for more than 10 percent of its revenues from continuing operations in the Consolidated Statements of Comprehensive Income in the 2020 10-K. In future filings, the Company will disclose the total amount of revenue from a single external customer that accounts for more than 10 percent of the Company’s consolidated revenue both within the Segment Reporting footnote and in the other sections of the Form 10-K as required, starting with the Form 10-K for the year ended December 31, 2021.

* * * * *

GREENBERG TRAURIG, P.A. ● ATTORNEYS AT LAW ● WWW.GTLAW.COM

401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301 ● Tel: 954.765.0500 ● Fax 954.765.1477

May 21, 2021

Please do not hesitate to contact the undersigned at (954) 768-8210, with any questions or comments regarding any of the foregoing.

Very truly yours,

GREENBERG TRAURIG, P.A.

/s/ Flora R. Perez
Flora R. Perez

cc:	Thomas Schmitt, President & Chief Executive Officer, Forward Air Corporation

Michael L. Hance, Chief Legal Officer & Secretary, Forward Air Corporation

GREENBERG TRAURIG, P.A. ● ATTORNEYS AT LAW ● WWW.GTLAW.COM

401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301 ● Tel: 954.765.0500 ● Fax 954.765.1477

Exhibit A: Revised Presentation of Segment Results

11. Segment Reporting

The Company has two reportable segments: Expedited Freight and Intermodal. The Company evaluates segment performance based on income from operations. Segment results include intersegment revenues and shared costs. Costs related to the corporate headquarters, shared services and shared assets, such as trailers, are allocated to each segment based on usage. Shared assets are not allocated to each segment, but rather the shared assets, such as trailers, are allocated to the Expedited Freight segment. Corporate includes revenues and expenses as well as assets that are not attributable to any of the Company’s reportable segments.

The accounting policies applied to each segment are the same as those in Note 1, Operations and Summary of Significant Accounting Policies, except for certain self-insurance loss reserves related to vehicle liability and workers’ compensation. Each segment is allocated an insurance premium and deductible that corresponds to the self-insured retention limit for that particular segment. Any self-insurance loss exposure beyond the deductible allocated to each segment is recorded in Corporate.

For the year ended December 31, 2020, the Company recognized revenue of approximately $138.7 million from one customer, which accounted for more than 10% of the Company’s consolidated revenues for continuing operations in the Consolidated Statements of Comprehensive Income and was included in the Expedited Freight reportable segment. No single customer accounted for more than 10% of the Company’s consolidated revenues for continuing operations for the years ended December 31, 2019 and 2018.

Exhibit A: Revised Presentation of Segment Results

Year-ended December 31, 2020

	Expedited Freight	Intermodal	Corporate	Eliminations	Consolidated- Continuing Operations
External revenues	$1,070,106	$199,567	$—	$—	$1,269,673
Intersegment revenues	2,195	36	—	(2,331)	(100)
Depreciation	19,824	3,693	120	—	23,637
Amortization	7,203	6,285	—	—	13,488
Income (loss) from continuing operations	71,266	16,391	(13,733)	—	73,924
Total assets	905,081	221,963	47,641	(201,391)	973,294
Purchases of property and equipment	19,820	448	—	—	20,268

Year-ended December 31, 2019	Expedited Freight	Intermodal	Corporate	Eliminations	Consolidated- Continuing Operations
External revenues	$997,877	$217,606	$—	$—	$1,215,483
Intersegment revenues	3,057	105	—	(3,458)	(296)
Depreciation	23,087	3,086	38	—	26,211
Amortization	4,335	5,848	—	—	10,183
Income (loss) from continuing operations	103,640	23,679	(14,903)	—	112,416
Total assets	717,555	206,576	231,974	(256,883)	899,222
Purchases of property and equipment	21,290	717	—	—	22,007

	2020	2019
Intersegment revenues - Continuing Operations	$(100)	$(296)
Intersegment revenues - Discontinued Operation	100	296

Consolidated intersegment revenues	$—	$—

Segment assets - Continuing Operations	$973,294	$899,222
Current assets held for sale	21,002	14,952
Noncurrent assets held for sale	53,097	76,704

Consolidated total assets	$1,047,393	$990,878